UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment    )*

DOMINO’S PIZZA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25754A201

(CUSIP Number)

May 17, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Pershing Square Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 2,039,170
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 2,039,170

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,170
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3% (1)(2)
12.	Type of Reporting Person (See Instructions) IA

(1)

This calculation is based on 38,828,393 shares of common stock outstanding as of April 22, 2021, as reported in the Issuer’s Form 10-Q, filed on April 29, 2021 (the “Form 10-Q”). The Issuer reported in its Form 8-K, filed on May 3, 2021, a $1.0 billion accelerated share repurchase agreement (“ASR Agreement”), pursuant to which the Issuer will receive approximately 2.0 million shares of its common stock. If, pursuant to the ASR Agreement, the Issuer received 2.0 million shares of its common stock as of the date of this filing, the percent of the Issuer’s common stock represented by the amount in Row 9, above, would be 5.5%.

(2)

The Reporting Persons have voluntarily elected to file this Schedule 13G as of May 17, 2021, although such filing is not customarily required pursuant to Rule 13d-1(b) until 45 days after the end of the calendar year.

1.	Name of Reporting Persons PS Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 2,039,170
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 2,039,170

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,170
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%(1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

This calculation is based on 38,828,393 shares of common stock outstanding as of April 22, 2021, as reported in the Form 10-Q. The Issuer reported in its Form 8-K, filed on May 3, 2021, a $1.0 billion ASR Agreement, pursuant to which the Issuer will receive approximately 2.0 million shares of its common stock. If, pursuant to the ASR Agreement, the Issuer received 2.0 million shares of its common stock as of the date of this filing, the percent of the Issuer’s common stock represented by the amount in Row 9, above, would be 5.5%.

(2)

The Reporting Persons have voluntarily elected to file this Schedule 13G as of May 17, 2021, although such filing is not customarily required pursuant to Rule 13d-1(b) until 45 days after the end of the calendar year.

1.	Name of Reporting Persons William A. Ackman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: NONE
	6.	Shared Voting Power: 2,039,170
	7.	Sole Dispositive Power: NONE
	8.	Shared Dispositive Power: 2,039,170

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,039,170
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%(1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

This calculation is based on 38,828,393 shares of common stock outstanding as of April 22, 2021, as reported in the Form 10-Q. The Issuer reported in its Form 8-K, filed on May 3, 2021, a $1.0 billion ASR Agreement, pursuant to which the Issuer will receive approximately 2.0 million shares of its common stock. If, pursuant to the ASR Agreement, the Issuer received 2.0 million shares of its common stock as of the date of this filing, the percent of the Issuer’s common stock represented by the amount in Row 9, above, would be 5.5%.

(2)

The Reporting Persons have voluntarily elected to file this Schedule 13G as of May 17, 2021, although such filing is not customarily required pursuant to Rule 13d-1(b) until 45 days after the end of the calendar year.

Item 1(a).	Name of Issuer:

The name of the issuer is Domino’s Pizza, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).

(b).	Address of Issuer’s Principal Executive Offices:

30 Frank Lloyd Wright Drive

Ann Arbor, Michigan 48105

Item 2(a).	Name of Person Filing:

This statement is filed by:

(i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), which advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), and Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International” and collectively with PS and PSH, the “Pershing Square Funds”);

(ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of Pershing Square; and

(iii) William A. Ackman, a citizen of the United States of America, who is the Chief Executive Officer of Pershing Square and the managing member of PS Management.

The foregoing persons hereinafter sometimes are collectively referred to as the “Reporting Persons.” The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A.

(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

(c).	Citizenship:

Pershing Square is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

(d).	Title of Class of Securities:

Common Stock, $0.01 par value.

(e).	CUSIP Number:

25754A201

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);[1]

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);[2]

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of May 17, 2021, the Reporting Persons may be deemed to have beneficially owned 2,039,170 shares of common stock.

(b)	Percent of Class:

5.3%. The percentages used herein are rounded to the nearest tenth and based on 38,828,393 shares of common stock outstanding as of April 22, 2021, as reported in the Issuer’s Form 10-Q, filed on April 29, 2021. The Issuer reported in its Form 8-K, filed on May 3, 2021, a $1.0 billion accelerated share repurchase agreement (“ASR Agreement”), pursuant to which the Issuer will receive approximately 2.0 million shares of its common stock. If, pursuant to the ASR Agreement, the Issuer received 2.0 million shares of its common stock as of the date of this filing, the percent of the Issuer’s common stock that may be deemed beneficially owned by the Reporting Persons would be 5.5%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

[1]	With respect to Pershing Square.
[2]	With respect to PS Management and Mr. Ackman.

None.

(ii) Shared power to vote or to direct the vote:

Each Reporting Person: 2,039,170.

(iii) Sole power to dispose or to direct the disposition of:

None.

(iv) Shared power to dispose or to direct the disposition of:

Each Reporting Person: 2,039,170.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer beneficially owned by all three Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit B.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Domino’s Pizza, Inc., and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

IN WITNESS WHEREOF, each of the undersigned hereby executes this agreement as of this 17th day of May 2021.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

Exhibit B

Item 7

Pershing Square is the relevant entity for which PS Management may be considered a parent holding company.

PS Management is the relevant entity for which Mr. Ackman may be considered a control person.

Pershing Square is an investment adviser registered under the Investment Advisers Act of 1940, as amended.